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                       CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 1995 Stock Option Plan, as amended; the 1996 Directors' Stock Option Plan; and the Stock Option Agreement entered into, effective January 4, 1995, by and between Sunrise Assisted Living, Inc. and David W. Faeder, of our report dated February 15, 1996 except for Note 10 and
Note 16, as to which the date is May 28, 1996, with respect to the consolidated financial statements of Sunrise Assisted Living, Inc. and the combined financial statements of Sunrise Entities included in its Registration Statement, as amended to include final pricing and share information (Form S-1 No. 333-2582) dated May 30, 1996, filed with the Securities and Exchange Commission.


                                         ERNST & YOUNG LLP

Washington, D.C.
June 5, 1996